UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(AMENDMENT NO. 10)*

Euronav NV

(Name of Issuer)

Ordinary Shares, no par value

(Title of Class of Securities)

B38564108

(CUSIP Number)

Compagnie Maritime Belge NV

De Gerlachekaai 20

2000 Antwerpen

Belgium

Attention: Ludovic Saverys

Chief Financial Officer

Tel: +32 3 247 59 11

With a Copy to:

Robert E. Lustrin, Esq.

Reed Smith LLP

599 Lexington Avenue

New York, NY 10022-7650

Tel: (212) 521-5400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 12, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box   ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. B38564108

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Compagnie Maritime Belge NV
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, BK
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Belgium

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 40,875,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 40,875,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,875,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.27%*
14	TYPE OF REPORTING PERSON (See Instructions) CO

*

The denominator is based on 201,677,981 Ordinary Shares outstanding as of March 31, 2022, as reported in the Issuer’s Current Report on Form 6-K furnished to the U.S. Securities and Exchange Commission on May 12, 2022.

CUSIP No. B38564108

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Saverco NV
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC*
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Belgium

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 40,899,400
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 40,899,400

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,899,400
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.28%**
14	TYPE OF REPORTING PERSON (See Instructions) CO

*	As to 24,400 Ordinary Shares owned directly by Saverco NV.
**

The denominator is based on 201,677,981 Ordinary Shares outstanding as of March 31, 2022, as reported in the Issuer’s Current Report on Form 6-K furnished to the U.S. Securities and Exchange Commission on May 12, 2022.

CUSIP No. B38564108

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alexander Saverys
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Belgium

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 40,899,400
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 40,899,400

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,899,400
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.28%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

*

The denominator is based on 201,677,981 Ordinary Shares outstanding as of March 31, 2022, as reported in the Issuer’s Current Report on Form 6-K furnished to the U.S. Securities and Exchange Commission on May 12, 2022.

CUSIP No. B38564108

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ludovic Saverys
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Belgium

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 40,899,400
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 40,899,400

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,899,400
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.28%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

*

The denominator is based on 201,677,981 Ordinary Shares outstanding as of March 31, 2022, as reported in the Issuer’s Current Report on Form 6-K furnished to the U.S. Securities and Exchange Commission on May 12, 2022.

CUSIP No. B38564108

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Michael Saverys
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Belgium

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 40,899,400
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 40,899,400

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,899,400
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.28%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

*

The denominator is based on 201,677,981 Ordinary Shares outstanding as of March 31, 2022, as reported in the Issuer’s Current Report on Form 6-K furnished to the U.S. Securities and Exchange Commission on May 12, 2022.

CUSIP No. B38564108

Explanatory Note

This Amendment No. 10 (“Amendment No. 10”) to Schedule 13D relates to ordinary shares without par value (the “Ordinary Shares”) of Euronav NV (the “Issuer”) and amends and supplements the initial statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on February 14, 2022, as amended by Amendment No. 1 thereto filed with the Commission on February 23, 2022, Amendment No. 2 thereto filed with the Commission on March 9, 2022, Amendment No. 3 thereto filed with the Commission on April 1, 2022, Amendment No. 4 thereto filed with the Commission on April 4, 2022, Amendment No. 5 thereto filed with the Commission on April 12, 2022, Amendment No. 6 thereto filed with the Commission on April 26, 2022, Amendment No. 7 thereto filed with the Commission on May 4, 2022, Amendment No. 8 thereto filed with the Commission on May 17, 2022 and Amendment No. 9 thereto filed with the Commission on May 24, 2022 (the “Original Schedule 13D”, and as amended and supplemented by this Amendment No. 10, the “Schedule 13D”). Capitalized terms used but not defined in this Amendment No. 10 shall have the same meanings ascribed to them in the Original Schedule 13D. Except as specifically provided herein, this Amendment No. 10 does not modify any of the information previously reported in the Original Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby amended and supplemented to add the following:

From July 6, 2022 to July 12, 2022, CMB acquired 1,370,000 Ordinary Shares at an average price of $11.21 per share, for an aggregate purchase price of $15,356,316 (including commissions). The source of funds used in these transactions was the working capital of CMB. Transactions were conducted in both US Dollars and Euros. Transactions conducted in Euros were converted to US Dollars at a conversion rate in effect on the trade date.

Item 4.	Purpose of Transaction

Item 4 of the Original Schedule D is hereby amended and supplemented to add the following:

On July 11, 2022, the Issuer and Frontline Ltd. (“Frontline”) issued a joint press release announcing that the Issuer and Frontline have entered into a definitive Combination Agreement for a stock-for-stock combination based on an exchange ratio of 1.45 Frontline shares for every 1.0 Issuer’s share (the “Proposed Combination”). Such press release further stated that the transaction is structured as a voluntary conditional exchange offer (“Proposed Exchange Offer”) and is conditioned upon Frontline owning post Exchange Offer at least 50% + 1 of all outstanding shares in the Issuer (excluding treasury shares unable to be tendered), the relocation of the combined company to Cyprus, the absence of material adverse change and the receipt of required regulatory approvals, among other customary conditions.

On July 12, 2022, CMB issued a press release (a copy of which is attached as Exhibit E to this Schedule 13D) (the “July 12 Press Release”) announcing that CMB does not support the Proposed Combination for the reasons stated in the July 12 Press Release, including, among other things, CMB does not believe the Proposed Combination will create additional value for Euronav’s stakeholders, and CMB believes there is a risk that the Combination will be dilutive to Euronav’s shareholders. CMB continues to believe that Euronav should pursue a different strategy that would diversify the Issuer’s asset types and focus on decarbonization.

Item 5.	Interest in Securities of the Issuer

Item 5(a)-(c) of the Original Schedule 13D is hereby amended to read as follows:

(a)-(b)

As of the date of this Schedule 13D, CMB directly owns 40,875,000 Ordinary Shares, which represents 20.27% of the outstanding Ordinary Shares based upon 201,677,981 Ordinary Shares outstanding as of March 31, 2022, as reported in the Issuer’s Current Report on Form 6K furnished to the U.S. Securities and Exchange Commission on May 12, 2022. CMB has the shared power to vote or direct the vote of
40,875,000 Ordinary Shares. CMB has the shared power to dispose or direct the disposition of 40,875,000 Ordinary Shares.

As of the date of this Schedule 13D, Saverco directly owns 24,400 Ordinary Shares. Saverco may be deemed to beneficially own 40,899,400 Ordinary Shares, which represents 20.28% of the outstanding Ordinary Shares based upon 201,677,981 Ordinary Shares outstanding as of March 31, 2022, as reported in the Issuer’s Current Report on Form 6K furnished to the U.S. Securities and Exchange Commission on May 12, 2022. Saverco has the shared power to vote or direct the vote of 40,899,400 Ordinary Shares. Saverco has the shared power to dispose or direct the disposition of 40,899,400 Ordinary Shares.

As of the date of this Schedule 13D, Alexander Saverys owns no Ordinary Shares directly. Alexander Saverys may be deemed to be the beneficial owner of 40,899,400 Ordinary Shares, which represents 20.28% of the outstanding Ordinary Shares based upon 201,677,981 Ordinary Shares outstanding as of March 31, 2022, as reported in the Issuer’s Current Report on Form 6K furnished to the U.S. Securities and Exchange Commission on May 12, 2022. Alexander Saverys has the shared power to vote or direct the vote of 40,899,400 Ordinary Shares and the shared power to dispose or direct the disposition of 40,899,400 Ordinary Shares. Alexander Saverys disclaims beneficial ownership of such Ordinary Shares, except to the extent of his pecuniary interest therein.

As of the date of this Schedule 13D, Ludovic Saverys owns no Ordinary Shares directly. Ludovic Saverys may be deemed to be the beneficial owner of 40,899,400 Ordinary Shares, which represents 20.28% of the outstanding Ordinary Shares based upon 201,677,981 Ordinary Shares outstanding as of March 31, 2022, as reported in the Issuer’s Current Report on Form 6K furnished to the U.S. Securities and Exchange Commission on May 12, 2022. Ludovic Saverys has the shared power to vote or direct the vote of 40,899,400 Ordinary Shares and the shared power to dispose or direct the disposition of 40,899,400 Ordinary Shares. Ludovic Saverys disclaims beneficial ownership of such Ordinary Shares, except to the extent of his pecuniary interest therein.

As of the date of this Schedule 13D, Michael Saverys owns no Ordinary Shares directly. Michael Saverys may be deemed to be the beneficial owner of 40,899,400 Ordinary Shares, which represents 20.28% of the outstanding Ordinary Shares based upon 201,677,981 Ordinary Shares outstanding as of March 31, 2022, as reported in the Issuer’s Current Report on Form 6-K furnished to the U.S. Securities and Exchange Commission on May 12, 2022. Michael Saverys has the shared power to vote or direct the vote of 40,899,400 Ordinary Shares and the shared power to dispose or direct the disposition of 40,899,400 Ordinary Shares. Michael Saverys disclaims beneficial ownership of such Ordinary Shares, except to the extent of his pecuniary interest therein.

Except as described above, no Ordinary Shares are beneficially owned by the persons named in Item 2.

(c)

During the past sixty (60) days, CMB purchased Ordinary Shares in a series of open-market transactions. The transaction dates, number of shares purchased, and average prices per share are set forth on Exhibit B hereto.

(d)

To the best knowledge of the Reporting Persons, no other person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.

(e)	N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The last sentence of the second paragraph of Item 6 of the Original Schedule 13D is hereby amended to read as follows:

After giving effect to borrowings and principal repayments under the Loan Agreement, as of the date of this Schedule 13D the outstanding principal balance is $170,000,000.

Item 7.	Material to Be Filed as Exhibits

Exhibit A	Joint Filing Agreement
Exhibit B	Information concerning transactions during the past 60 days
Exhibit C	Press Release dated April 8, 2022*
Exhibit D	Letter to Euronav NV dated April 26, 2022**
Exhibit E	Press release dated July 12, 2022

*	Previously filed with Amendment No. 5 on April 12, 2022
**	Previously filed with Amendment No. 6 on April 26, 2022

Signatures

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

July 13, 2022
Dated

COMPAGNIE MARITIME BELGE NV

By:	/s/ Ludovic Saverys
Name:	Ludovic Saverys
Title:	Chief Financial Officer

SAVERCO NV

By:	/s/ Ludovic Saverys
Name:	Ludovic Saverys
Title:	Director

ALEXANDER SAVERYS

/s/ Alexander Saverys

LUDOVIC SAVERYS

/s/ Ludovic Saverys

MICHAEL SAVERYS

/s/ Michael Saverys